Simon Wandke promoted to CEO of ArcelorMittal Mining

10 July 2015 – ArcelorMittal, the world’s leading steel and mining company, today announces that Simon Wandke has been nominated Executive Vice President of ArcelorMittal and promoted to Chief Executive Officer of ArcelorMittal Mining, with immediate effect. Simon replaces Bill Scotting, who is leaving the company to pursue other opportunities.

Simon joined the company in January 2011 as Chief Commercial Officer of ArcelorMittal Mining and is a member of the Group Management Committee. He has over 30 years’ experience in the mining and minerals industry, starting his career in 1981 at BHP Billiton, where he held positions in mines in Australia and Indonesia and other commercial offices globally until 2002. He then joined Destra Consulting Group as Partner before becoming Chief Marketing Officer for Ferrexpo plc in 2006 based in Hong Kong and Switzerland.

Simon is a graduate of the Australian Institute of Company Directors with a Diploma in Company Directorship. He also holds a Graduate Diploma in Corporate Finance from Swinburne University, Australia, as well as a B.A., Psych, Marketing (Comm) from the University of Melbourne, Australia.

Commenting, Lakshmi Mittal, Chairman and CEO, said: “Simon has proved a strong operator since he joined the group in 2011 and was a clear choice to take up the position of CEO. He knows our mining assets very well and fully understands the priorities for the business in the current operating environment. He is supported by a very strong leadership team and I am confident he will build on the excellent progress Bill has made in optimising the performance of the asset base, specifically increasing marketable shipments and reducing costs through debottlenecking and efficiency improvements. I would also like to take this opportunity to thank Bill, who has been a tremendous asset to ArcelorMittal over the past thirteen years and has made a considerable contribution to our company. I wish him every success for the future.”

Simon Wandke, said: “Being promoted to CEO of ArcelorMittal Mining is a great honour for me, and I am looking forward to the challenge. We are currently operating in a tough market environment and must ensure we continue to be disciplined in all aspects of our mining operations, building on the excellent progress we have made with our cost reduction and production optimisation measures. ArcelorMittal has world-class mining assets and a valued and talented team and I am sure we will continue to deliver strong and consistent progress.”